1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/09/08:	The Company will participate in investor conference held by JPMorgan
99.2	Announcement on 2025/09/10:	Chunghwa Telecom announced its operating results for August 2025
99.3	Announcement on 2025/09/10:	August 2025 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company will participate in investor conference held by JPMorgan

Date of events: 2025/09/10

Contents:

1.
Date of institutional investor conference: 2025/09/10~2025/09/11
2.
Time of institutional investor conference: 8:00 am (Taipei time)
3.
Location of institutional investor conference: Tokyo, Japan
4.
Outline of institutional investor conference: Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.
5.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom announced its operating results for August 2025

Date of events: 2025/09/10

Contents:

1.
Date of occurrence of the event: 2025/09/10
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for August 2025:

The Company's revenue for August 2025 was approximately NT$18.56 billion, income from operation was approximately NT$4.11 billion, net income attributable to stockholders of the parent was approximately NT$3.16 billion, EBITDA was approximately NT$7.44 billion and earnings per share was NT$0.40.

The Company's revenue for the eight months ended August 31, 2025 was approximately NT$150.27 billion, income from operation was approximately NT$33.27 billion, net income attributable to stockholders of the parent was approximately NT$26.33 billion, EBITDA was approximately NT$59.99 billion and earnings per share was NT$3.39.

6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.3

Chunghwa Telecom

September 10, 2025

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2025.

1) Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
Aug	Net sales	18,556,785	18,355,881	(+) 200,904	(+) 1.09%
Jan-Aug	Net sales	150,274,616	145,186,486	(+) 5,088,130	(+) 3.50%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,089,721

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	44,799
	Fair Value	1,640
	The amount of unrealized gain(loss) recognized this year	1,613

Settled Position	Total amount of contract	220,293
	The amount of realized gain(loss) recognized this year	-2,513

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	428,985
	Fair Value	-849
	The amount of unrealized gain(loss) recognized this year	-75

Settled Position	Total amount of contract	347,559
	The amount of realized gain(loss) recognized this year	1,334

b Trading purpose: None